Exhibit 4.11

ANNEX B

AMENDMENT #1 to 2021 EQUITY INCENTIVE PLAN

This Amendment #1 (this “Amendment”) is made as of the March 29, 2023 (the “Effective Date”) to the Mawson Infrastructure Group Inc. (“Company”) 2021 Equity Incentive Plan (the “Plan” and attached hereto as Exhibit 1).

W I T N E S E T H:

WHEREAS, the Company maintains the Plan in order to promote the long-term success and enhance the value of the Company by linking the individual interests of selected service providers to those of Company stockholders and by providing such service providers with an incentive for outstanding performance to generate superior returns to Company stockholders; and

WHEREAS, the Plan’s Share Limit (as defined in the Plan) is 1,166,667shares on a post-reverse stock split adjusted basis, which is no longer sufficient to satisfy anticipated future Plan awards; and

WHEREAS, Plan Section 12.1 provides that, subject to stockholder approval, the Board may amend the Plan to increase the maximum number of shares which may be issued under the Plan; and

WHEREAS, on the Effective Date, the Board unanimously approved this Amendment.

NOW, THEREFORE, the Plan is amended in accordance with the following:

1.	Share Limit Increase. The first sentence in Section 3.1(a) of the Plan, which presently reads as:

2.	“Subject to Section 3.1(b) and Section 12.2, the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan shall be 7,000,000 Shares (the “Share Limit”).”

3.	is hereby revised as of the Effective Date to read as follows:

4.	“Subject to Section 3.1(b) and Section 12.2, the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan shall be 10,000,000[1] Shares (the “Share Limit”); provided however, that the Share Limit will be increased on the first day of each calendar year beginning with January 1, 2024, and extending through January 1, 2029, by an amount equal to the lesser of (i) 1,000,000 Shares, or (ii) an amount (which may be zero) determined by the Board.

5.	[1] This section of the Plan was authorized by the Board after the 1 for 6 reverse stock split that became effective February 9, 2023, and therefore this is the intended amount, not to be further reduced by such stock split.”

6.	Scope. This Amendment is effective as of the Effective Date but is expressly conditioned upon and subject to obtaining Company stockholder approval of this Amendment on or before December 31, 2023. Failure to timely so obtain such stockholder approval will make this Amendment null and void and make Plan Section 12.3 operative to the extent applicable. All other provisions of the Plan shall continue in full force and effect as is on and after the Effective Date.

7.	Defined Terms. Except as otherwise defined in this Amendment, the capitalized terms in this Amendment shall have the same meaning as such terms have in the Plan.

8.	Governing Law. This Amendment shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.